UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                             (Amendment No. __2___)*


                                  Iteris, Inc.
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                                (Name of Issuer)

                Common Stock, Convertible Debenture and Warrants
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                         (Title of Class of Securities)

                                    46564T107
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                                 (CUSIP Number)

                                  Bryant Riley
                             11100 Santa Monica Blvd
                                    Suite 800
                              Los Angeles, CA 90025
                                 (310) 966-1444
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   May 5, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.__ 46564T107_____             13D                   Page 1 of 2 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SACC Partners LP; Riley Investment Management LLC; B. Riley & Co., Inc.; Bryant R. Riley
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [ ]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC, PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

  NUMBER OF
                    2,201,202 shares of common stock
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,201,202 shares of common stock, $320,000 face value in
                    convertible debentures and 495,624 warrants

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,201,202 shares of common stock, $320,000 face value in convertible debentures and 495,624 warrants
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [X]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     9.84%
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14   TYPE OF REPORTING PERSON*


     PN, IA, BD, IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.__ 46564T107_____            13D                   Page 2 of 2 Pages


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Item 1.  Security and Issuer.

Common Stock, Convertible Debentures and Warrants of Iteris, Inc.
151 South Manchester Avenue
Anaheim, CA 92802

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Item 2.  Identity and Background.

        (a) SACC Partners LP (Delaware limited partnership) Riley Investment Management LLC (Delaware limited liability company) B. Riley & Co., Inc. (Delaware corporation) Bryant R. Riley (individual residing in California)

        (b)       11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025

        (c) Mr. Riley owns all of the outstanding shares of B. Riley & Co., Inc. ("BRC"), an NASD member broker-dealer. Mr. Riley also manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), a California registered investment adviser. RIM is the investment adviser to and general partner of SACC Partners LP ("SACC"). Each entity is located at the address specified in
                  (b) above.

        (d)       None

        (e)       None

        (f)       United States

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Item 3.  Source and Amount of Funds or Other Consideration.

SACC's purchases were made with SACC partnership funds. BRC's purchases were made with BRC corporate funds. Mr. Riley's purchases were made with personal funds.

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Item 4.  Purpose of Transaction.

SACC, BRC and Mr. Riley acquired the issuer's shares for investment purposes.
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Item 5.  Interest in Securities of the Issuer.

      (a) SACC owns 1,635,366 shares of Iteris Holdings common stock and 341,713 warrants. Because RIM has sole voting and investment power over SACC's security holdings, Mr. Riley, in his role as the sole manager of RIM, controls RIM's voting and investment decisions and may be deemed to have beneficial ownership of the stock and warrants.

                  BRC owns 379,303 shares of Iteris Holdings common stock and 57,227 warrants. Because Mr. Riley has sole voting and investment power over BRC's security holdings, both BRC and Mr. Riley may be deemed to have beneficial ownership of the stock and warrants.

                  Mr. Riley personally owns 186,533 shares of Iteris common stock and 76,412 warrants. Mr. Riley also controls a total of $320,000 face value convertible debentures and 20,272 warrants as custodian for his children; however Mr. Riley disclaims beneficial ownership of the custodial holdings.

     (b) With respect to all of the shares that are held by each of SACC and BRC, Mr. Riley has sole power to vote and dispose or direct the disposition of the shares

     (c) Please see Exhibit A for SACC's, BRC's and Mr. Riley's transactions within the past sixty (60) days.

     (d)        None

     (e)        Not applicable

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The relationships between Mr. Riley, SACC, RIM and BRC are described above under
Item 2(c) above. There is no written agreement among the reporting parties regarding the Iteris Holdings positions.

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Item 7.  Material to be Filed as Exhibits.

There are no written agreements amongst the parties relating to the filing of this joint acquisition statement, nor are there any written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition of shares, (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any matter disclosed in Item 4, or (3) the transfer or voting of securities, finder's fees, joint ventures, options puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy.

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

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2005


                                       SACC PARTNERS LP

                                       By: Riley Investment Management LLC,
                                           its General Partner

                                       By: /s/ Bryant R. Riley
                                       ------------------------
                                       Bryant R. Riley, President


                                       RILEY INVESTMENT MANAGEMENT LLC

                                       By: /s/ Bryant R. Riley
                                       ------------------------
                                       Bryant R. Riley, President


                                       B. RILEY & CO., INC. By:
                                       /s/ Bryant R. Riley
                                       ------------------------
                                       Bryant R. Riley, CEO


                                       By: /s/ Bryant R. Riley
                                       ------------------------
                                       Bryant R. Riley



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

STOCK TRANSACTIONS
------------------
                  Transaction Code     Quantity       Trade Date    Price
                  ----------------     --------       ----------    -----
SACC              Buy                   10,000         4/12/05     $2.1700
                  Sell                 (61,500)        4/14/05     $2.3300
                  Buy                   61,500         4/14/05     $2.3000
                  Buy                   61,500         4/14/05     $2.3300
                  Buy                   10,000         4/21/05     $2.4000
                  Buy                    7,500         4/28/05     $2.4800

BRC               Buy                    2,000          5/3/05     $2.6100

CONVERTIBLE DEBENTURE TRANSACTIONS
----------------------------------
                  Transaction Code    Face Value      Trade Date    Price
                  ----------------    ----------      ----------    -----
SACC              Sell               $2,500,000.00      5/5/05     $0.7500

MR. RILEY         Sell                $ 680,000.00      5/5/05     $0.7500